UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 15, 2009
Commission file number 1- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.
	By:	Teekay Offshore GP L.L.C., its general partner
Date: May 15, 2009	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 1

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS
REPORTS FOURTH QUARTER AND ANNUAL RESULTS

Highlights
•	Declared a cash distribution of $0.45 per unit for both the fourth quarter of 2008 and first quarter of 2009.

•	Generated distributable cash flow of $11.7 million in the fourth quarter of 2008, an increase from $6.5 million in the same quarter one year ago.
Hamilton, Bermuda, May 15, 2009 — Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) today reported its fourth quarter and annual results for 2008. The Partnership generated distributable cash flow(1) of $11.7 million in the fourth quarter of 2008, an increase from $6.5 million for the fourth quarter of 2007, primarily as a result of the Partnership’s acquisition of an additional 25 percent interest in Teekay Offshore Operating Partners L.P. (OPCO) in June 2008.
On February 2, 2009, the Partnership declared a cash distribution of $0.45 per unit for the quarter ended December 31, 2008 which represents $1.80 per unit on an annualized basis. The cash distribution was paid on February 13, 2009, to all unitholders of record on February 6, 2009.
On May 4, 2009, the Partnership declared a cash distribution of $0.45 per unit for quarter ended March 31, 2009. The cash distribution is payable on May 15, 2009, to all unitholders of record on May 8, 2009.
“Our distributable cash flow is supported by our large portfolio of medium-term fixed-rate contracts with strong counterparties and is not exposed to oil price risk,” commented Peter Evensen, Chief Executive Officer of Teekay Offshore GP LLC. Mr. Evensen continued, “We remain excited about the Partnership’s opportunities for growth in the next several years. In particular, we have the options to acquire five existing FPSOs and four shuttle tanker newbuildings from our sponsor, Teekay Corporation, which, if acquired, will add to our distributable cash flow.”
Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet, including vessels owned by OPCO, as of March 31, 2009:

	Number of Vessels
	Owned		Chartered-in
	Vessels		Vessels	Total
Shuttle Tanker Segment	27	*	10	37
Conventional Tanker Segment	11		—	11
FSO Segment	5		—	5

Total	43		10	53

*	Includes five shuttle tankers in which OPCO’s ownership interest is 50% and two shuttle tankers directly owned by Teekay Offshore, of which one is 50% owned.

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
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Future Growth Opportunities
Teekay Corporation (Teekay) is obligated to offer Teekay Offshore shuttle tankers, FSO units, and Floating Production Storage and Offloading (FPSO) units it may acquire in the future, provided the vessels are servicing fixed-rate contracts of three or more years in length.
Shuttle Tankers
Teekay has four Aframax shuttle tanker newbuildings on order that are scheduled to deliver between the third quarter of 2010 and the third quarter of 2011. It is anticipated that these vessels will be offered to the Partnership and will be used to service either new long-term, fixed-rate contracts Teekay may be awarded prior to their delivery or OPCO’s contracts-of-affreightment in the North Sea.
FPSO Units
On July 9, 2008, Teekay completed the acquisition of the remaining 35.3 percent of Teekay Petrojarl ASA it did not previously own. Teekay Petrojarl is a leading operator of FPSO units, with four units operating in the North Sea and one unit operating in Brazil.
Based on a pre-existing agreement, Teekay is obligated to offer Teekay Offshore its interests in Teekay Petrojarl’s existing FPSO units that operate under charter contracts with remaining terms greater than three years. Teekay is also obligated to offer Teekay Offshore its interest in future FPSO projects with charter contracts greater than three years.
Teekay’s Remaining Interest in OPCO
Teekay may offer to Teekay Offshore additional limited partner interests in OPCO that Teekay owns. Teekay currently owns 49 percent of OPCO and Teekay Offshore owns the remaining 51 percent.
Financial Summary
The Partnership reported a net loss of $50.7 million for the quarter ended December 31, 2008, compared to a net loss of $6.0 million for the same period of the prior year. The results for the quarters ended December 31, 2008 and December 31, 2007 included a number of specific non-cash items which had the net effect of decreasing net income by $55.6 million and $11.1 million, respectively, as detailed in Appendix A to this release. Excluding these items, net income for the quarters ended December 31, 2008 and December 31, 2007 would have been $4.9 million and $5.0 million, respectively. Net voyage revenues(1) for the fourth quarter of 2008 increased to $164.8 million from $160.2 million for the same period of the prior year.
The Partnership reported a net loss for the year ended December 31, 2008 of $17.6 million, compared to net income of $4.0 million for the same period of the prior year. The results for the years ended December 31, 2008 and December 31, 2007 included a number of specific non-cash items which had the net effect of decreasing net income by $56.2 million and $24.2 million, respectively, as detailed in Appendix A to this release. Excluding these items, net income for the years ended December 31, 2008 and December 31, 2007 would have been $38.6 million and $28.2 million, respectively. Net voyage revenues(1) for the year ended December 31, 2008 increased to $647.5 million from $633.6 million for the prior year.
For accounting purposes, the Partnership is required to recognize the changes in the fair value of certain derivative instruments through the statement of income (loss). This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the statement of income (loss).

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
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Operating Results
The following table highlights certain financial information for Teekay Offshore’s three main segments: the shuttle tanker segment, the conventional tanker segment, and the FSO segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended				Three Months Ended
	December 31, 2008				December 31, 2007
	(unaudited)				(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total

Net voyage revenues	124,137	26,205	14,494	164,836	119,959	22,549	17,685	160,193

Vessel operating expenses	36,810	6,612	6,108	49,530	30,483	6,988	6,950	44,421

Time-charter hire expense	34,852	—	—	34,852	38,714	—	—	38,714

Depreciation & amortization	23,247	6,288	5,501	35,036	22,912	5,576	4,985	33,473

Cash flow from vessel operations*	40,383	17,450	7,672	65,505	40,437	13,661	9,689	63,787

*	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of deferred gains. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
Shuttle Tanker Segment
Cash flow from vessel operations from the Partnership’s shuttle tanker segment was consistent with the same period one year ago.
Conventional Tanker Segment
Cash flow from vessel operations from the Partnership’s conventional tanker segment increased to $17.5 million for the fourth quarter of 2008, compared to $13.7 million for the same quarter one year ago. This is primarily due to the acquisition of two vessels, the SPT Explorer and the SPT Navigator from Teekay in the second quarter of 2008 and a one-time contractual recovery of $2.9 million relating to cost increases on the nine Aframax tankers.
FSO Segment
Cash flow from vessel operations from the Partnership’s FSO segment decreased to $7.7 million for the fourth quarter of 2008, compared to $9.7 million for the same quarter one year ago primarily due to foreign currency exchange fluctuations and increased spending on offshore equipment.
Liquidity
As of December 31, 2008, the Partnership had total liquidity of $274.2 million, which consisted of $131.5 million in cash and cash equivalents and $142.7 million in undrawn revolving credit facilities.
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About Teekay Offshore Partners L.P.
Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore owns a 51 percent interest in and controls Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of 34 shuttle tankers (including ten chartered-in vessels), four FSO units, nine double-hull conventional oil tankers and two lightering vessels. In addition, Teekay Offshore has direct ownership interests in two shuttle tankers and one FSO unit. Teekay Offshore also has rights to participate in certain FPSO opportunities.
Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekayoffshore.com
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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2008	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	216,129	226,947	203,978	872,492	785,203

OPERATING EXPENSES
Voyage expenses	51,293	62,548	43,785	225,029	151,637
Vessel operating expenses(1)	49,530	47,448	44,421	184,416	149,660
Time-charter hire expense	34,852	31,474	38,714	132,234	150,463
Depreciation and amortization	35,036	34,042	33,473	138,437	124,370
General and administrative(1)	19,141	14,087	14,337	64,230	62,404

	189,852	189,599	174,730	744,346	638,534

Income from vessel operations	26,277	37,348	29,248	128,146	146,669

OTHER ITEMS
Interest expense (1)	(139,099)	(32,592)	(56,465)	(215,727)	(126,304)
Interest income	885	901	1,506	4,086	5,871
Income tax recovery	21,852	29,485	12,007	56,704	10,516
Foreign exchange gain (loss) (1)	5,737	2,179	1,587	4,343	(11,678)
Other income — net	2,666	2,352	2,137	11,936	10,403

Net (loss) income before non-controlling interest	(81,682)	39,673	(9,980)	(10,512)	35,477
Non-controlling interest	30,947	(19,048)	3,956	(7,122)	(31,519)

Net (loss) income	(50,735)	20,625	(6,024)	(17,634)	3,958

Limited partners’ units outstanding:
Weighted-average number of common units outstanding
- Basic and diluted	20,425,000	20,359,783	19,600,000	15,461,202	9,800,000
Weighted-average number of subordinated units outstanding
- Basic and diluted	9,800,000	9,800,000	19,600,000	9,800,000	9,800,000
Weighted-average number of total units outstanding
- Basic and diluted	30,225,000	30,159,783	19,600,000	25,261,202	19,600,000

(1)	The Partnership has entered into foreign exchange forward contracts, which are economic hedges of vessel operating expenses and general and administrative expenses, and interest rate swaps, which are economic hedges of interest bearing debt. Certain of these forward contracts and all of the interest rate swaps are not designated as cash flow hedges pursuant to US GAAP. Unrealized gains and losses from these undesignated forward contracts and designated forward contracts with sources of ineffectiveness are reflected in vessel operating expenses, general and administrative expenses, and foreign exchange gains (losses) in the above Statements of Income (Loss). Unrealized gains and losses from these undesignated swap contracts are reflected in interest expense in the above Statements of Income (Loss). The Partnership recorded the following unrealized gains (losses), relating to these foreign currency forward contracts and interest rate swaps:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2008	2008	2007	2008	2007
Vessel operating expenses	(1,300)	(118)	(300)	(1,400)	(429)
General and administrative	(2,733)	(465)	40	(2,737)	(57)
Foreign exchange gain	—	—	—	8	59
Interest expense	(117,495)	(11,808)	(35,124)	(132,617)	(45,523)
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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	December 31,	December 31,
	2008	2007
	(unaudited)	(unaudited)

ASSETS
Cash and cash equivalents	131,488	121,224
Other current assets	100,470	124,726
Vessels and equipment	1,708,006	1,662,865
Other assets	67,725	92,622
Intangible assets	45,290	55,355
Goodwill	127,113	127,113

Total Assets	2,180,092	2,183,905

LIABILITIES AND PARTNERS’ EQUITY
Accounts payable and accrued liabilities	54,368	50,540
Other current liabilities	29,734	21,088
Current portion of long-term debt	125,503	64,060
Current portion of derivative instruments	54,937	5,277
Long-term debt	1,440,933	1,453,407
Other long-term liabilities	172,368	119,519
Non-controlling interest	201,383	392,613
Partners’ equity	100,866	77,401

Total Liabilities and Partners’ Equity	2,180,092	2,183,905

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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended
	December 31,
	2008	2007
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	122,566	45,847

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	191,000	298,443
Capitalized loan costs	(1,500)	—
Scheduled repayments of long-term debt	(68,031)	(17,328)
Prepayments of long-term debt	(119,000)	(152,000)
Net advances to affiliate	(46,544)	(42,935)
Equity distribution from Teekay Corporation	—	1,819
Proceeds from issuance of common units	216,837	—
Expenses from issuance of common units	(6,192)	(2,793)
Equity contribution from JV Partner	5,200	—
Joint venture partner advances	17,485	—
Distribution to Teekay Corporation relating to purchase of SPT Explorer LLC and SPT Navigator LLC	(16,661)	—
Excess of purchase price over the contributed basis of a 25% interest in Teekay Offshore Operating LP	(91,562)	—
Distribution to Teekay Corporation relating to purchase of Navion Bergen LLC	—	(48,800)
Excess of purchase price over the contributed basis of a 50% interest in Navion Gothenburg LLC	—	(6,358)
Distribution to Teekay Corporation relating to purchase of Dampier Spirit LLC	—	(30,253)
Cash distributions paid	(42,226)	(22,700)
Other	—	(1,000)

Net financing cash flow	38,806	(23,905)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(57,858)	(20,997)
Proceeds from sale of vessels and equipment	—	3,225
Purchase of a 25% interest in OPCO	(115,066)	—
Purchase of Navion Gothenburg LLC and Navion Bergen LLC	—	(10,231)
Investment in direct financing lease assets	(536)	(8,378)
Direct financing lease payments received	22,352	21,677

Net investing cash flow	(151,108)	(14,704)

Increase in cash and cash equivalents	10,264	7,238
Cash and cash equivalents, beginning of the year	121,224	113,986

Cash and cash equivalents, end of the year	131,488	121,224

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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars)

Set forth below are some of the significant items of income and expense that affected the Partnership’s net income for the three months and year ended December 31, 2008 and 2007, all of which items are typically excluded by securities analysts in their published estimates of the Partnership’s financial results:

Three Months Ended
December 31, 2008
(unaudited)

Net loss	(847)
Add:
Depreciation and amortization	5,917
Unrealized loss from interest rate swap	13,811
Less:
Other non-cash items	(34)

Cash Available for Distribution	18,847

Less:
Reserve for debt principal repayment	(900)

Cash dividend	17,947

Weighted-average number of total common shares outstanding	25,000,000

Cash dividend per share (rounded)	$0.72

(1)	Foreign currency exchange gains (losses) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and also reflects the unrealized gains and losses from the change in fair value of certain foreign exchange forward contracts that do not qualify as effective hedges for accounting purposes.

(2)	Portion of deferred income tax related to unrealized foreign exchange gains and losses.

(3)	Reflects the unrealized losses due to changes in the mark-to-market value of non-designated interest rate swaps.

(4)	Primarily relates to Teekay’s non-controlling interest share of the items noted above.
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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX B —RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net income (loss) adjusted for depreciation and amortization expense, non-controlling interest, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, unrealized gains and losses from derivatives, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by United States generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by United States generally accepted accounting principles. The table below reconciles distributable cash flow to net income (loss).

Three Months Ended
December 31, 2008
(unaudited)

Net Loss	(50,735)
Add:
Depreciation and amortization	35,036
Change in fair value of interest rate swaps	117,495

Less:
Non-controlling interest	(30,947)
Foreign exchange and other, net	(3,411)
Income tax recovery	(21,852)
Estimated maintenance capital expenditures	(20,288)

Distributable Cash Flow before Non-Controlling Interest	25,298
Non-controlling interests’ share of DCF	(13,634)

Distributable Cash Flow	11,664

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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX C —SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended December 31, 2008
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO
	Segment	Segment	Segment	Total

Net voyage revenues (1)	124,137	26,205	14,494	164,836
Vessel operating expenses	36,810	6,612	6,108	49,530
Time-charter hire expense	34,852	—	—	34,852
Depreciation and amortization	23,247	6,288	5,501	35,036
General and administrative	16,284	2,143	714	19,141

Income from vessel operations	12,944	11,162	2,171	26,277

	Three Months Ended December 31, 2007
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO
	Segment	Segment	Segment	Total

Net voyage revenues (1)	119,959	22,549	17,685	160,193
Vessel operating expenses	30,483	6,988	6,950	44,421
Time-charter hire expense	38,714	—	—	38,714
Depreciation and amortization	22,912	5,576	4,985	33,473
General and administrative	11,391	1,900	1,046	14,337

Income from vessel operations	16,459	8,085	4,704	29,248

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the stability of the Partnership’s distributable cash flow; the Partnership’s future growth prospects; the potential for Teekay to offer up to four Aframax shuttle tanker newbuildings either with new long-term fixed-rate contracts, or to service the contracts-of-affreightment in the North Sea; the potential for Teekay to offer Teekay Petrojarl’s existing FPSO units; the potential for Teekay to secure future FPSO projects through its wholly-owned subsidiary, Teekay Petrojarl ASA; the potential for Teekay to offer to Teekay Offshore additional limited partner interests in OPCO; and the Partnership’s exposure to foreign currency fluctuations, particularly in Norwegian Kroner. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of offshore oil, either generally or in particular regions; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership or OPCO to renew or replace long-term contracts; the failure of Teekay to offer additional interests in OPCO to Teekay Offshore; required approvals by the board of directors of Teekay and Teekay Offshore, as well as the conflicts committee of Teekay Offshore to acquire additional interests in OPCO; the Partnership’s ability to raise financing to purchase additional vessels and/or interests in OPCO; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F/A for the fiscal year ended December 31, 2007. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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